 Momentum  Annual Report  2016  ®

 Meta Financial Group // Annual Report 2016  To Our Shareholders:  Each year, I look forward to writing this letter to you, ourshareholders, to share my thoughts about the great thingshappening at Meta. This past fiscal year ending September30, 2016, has been one of unprecedented growth andmomentum in which we nearly doubled net income. Ourshare price was up 45% during our fiscal year in an industrywhose growth was relatively flat over the same time frame.  We have a unique business model with many synergies between our four businesses. These rapidlygrowing synergies provide Meta stronger earnings and scale as we continue to grow. We’ve created afinancial eco-system through the development of products and services that leverage innovation andtechnology through multiple channels.  WE LEVERAGE DEPOSITS BROUGHT IN FROM OUR PAYMENTS DIVISION FOR FUNDING OUR OTHER DIVISIONS.  BANKING  PAYMENTS  RETAIL BANKING  META PAYMENT SYSTEMS  •  Meta’s low-cost deposit  •  Continuing to grow “annuity”-like  base gives the Retail Bank  stream of fee income  a competitive advantage  •  New and growing existing relationships  competitive advantage on terms  driving growth with a strong pipeline  to attract high-quality credits  •  Adjacent and complementary new  •  We expect high credit standards  products and services  and low cost deposit base to  result in continued growth  METABANK  AFS/IBEX  TAX SERVICES  •  Loans to commercial businesses to  •  Offers tax refund-transfer (RTs)  fund their insurance premiums  solutions through ACH direct deposit,  •  Short lending duration, typically 9-10  check and prepaid card  month maturities  •  Growth enhanced by new Refund  •  Higher yields than alternative loans or  Advance product  investments, particularly for the term  2  1

 Meta Financial Group // Annual Report 2016  Meta Financial Group // Annual Report 2016  In June, we received stronginvestment grade ratings withstable outlooks from Kroll  Bond Rating Agency (KBRA), aNationally Recognized StatisticalRating Organization registeredwith the SEC. In August, we  issued $75 million of subordinateddebt, the proceeds of which  qualifies as Tier 1 capital atMetaBank. This capital will be  used to support organic growthand acquisitions. This is an  important step to ensure wehave the capital capacity to takeadvantage of profitable growthopportunities and to continue ourpositive momentum.  Some of our highlights perbusiness are as follows:  META FINANCIAL GROUP  On May 20, 2016, Bank Directormagazine named MetaBank the#1 Top Growth Bank among allbanks and thrifts determined by  top-line growth over a five quarterperiod ending March 31, 2016. Theranking was established by the  compound average growth ratein revenues over the five linkedquarters. Non-performing assets(NPAs) remain low at 0.03%.  MetaBank continues to be astrong fee-based company with56% of our revenue coming fromfee income during 2016 with ahigh percentage expected in 2017.Meta is also well-positioned forrising interest rates with over 90%  2  non-interest-bearing deposits.Meta Financial Group’s stockperformance remained strongin fiscal 2016 as it increased  45% from $41.77 to $60.61. Thisfollowed a strong 18% stock priceincrease in fiscal 2015.  BANKING - METABANK  Retail Bank loans increased$146.8 million, or 25%, at  September 30, 2016 comparedto the prior year. Core depositsgrew $17.4 million, or 18%, year-over-year.  BANKING - AFS/IBEX  AFS/IBEX has seen significantgrowth this year. Premium  finance loans increased $65.1million, or 61%, from September30, 2015. Our scalable platformwill support anticipated robustnational growth. We continue toadd seasoned sales executivesand are building our nationalfranchise, which is currently thesixth largest premium financecompany in the country.  PAYMENTS - METAPAYMENT SYSTEMS  We added and extended a numberof key contracts in our Paymentsdivision to further solidify our  partnerships and bolster long-term growth and stability. OurPayments division grew feeincome 29% year-over-year.  Similarly, MPS average deposits  grew by 25% or $398.9 millioncompared to fiscal year 2015.  PAYMENTS -  REFUND ADVANTAGE  Refund Advantage (RA) offerstax refund-transfer (RT) solutionsfor independent tax preparersand their customers. RA had arecord-setting year, even though  the acquisition was completed inSeptember 2015, which meantwe were unable to implementeverything we wanted to  accomplish during the 2016 taxseason. We’re currently workingon new products and solutionsfor the 2017 tax season. RA  provides a great synergy with ourother businesses. Meta is ableto provide loans to tax preparers,provide interest-free Refund  Advances and tax refund-transfersolutions through ACH direct  deposit, check, and prepaid card.For fiscal year 2016, RA had $23.3million in tax product revenues.  SUSTAINABLE GROWTH  We anticipate a strong outlook forthe future growth of Meta. We  recently closed our announcedacquisition of EPS Financial andexpect to close the SpecialtyConsumer Services (“SCS”)  acquisition during the first quarter,fiscal year 2017. We expect theseand potential future acquisitionsto further enhance income, scaleand efficiencies for Meta while  adding even more synergiesto our current businesses.While we’ve seen dramatic  and very profitable growth thispast year, we are still workinghard to build for the future. Thisincludes investing in strategicinfrastructure initiatives to  ensure our staff, technology andfacilities are prepared for newopportunities for years to come.  One of MetaBank’s strategic areasof focus is to hire, develop and  place the right people in the rightroles to maintain a sustainableand effective organization. Wecontinue to hire key talent to  fill roles in Risk, Compliance,Legal, IT, Product, Business  Development and many others.It’s not always about adding  people but to make the talent wehave better. As such, investmentsin performance management,  technical skills and leadershiptraining remain important.  Sioux Falls is a home to manyfinancial service professionals thatMeta needs to prepare for thefuture. In addition, our wideningnational footprint allows us torecruit outside of the Midwest.  I want to take this opportunityto thank our board members,  J. TYLER HAAHR  Chairman of the Board and ChiefExecutive Officer of Meta FinancialGroup, Inc. (MFG) and MetaBank.He has held this position since  2011. Mr. Haahr joined MFG and itsaffiliates in 1997.  employees, customers andshareholders for our record-breaking year. Thank you  for all you do for Meta.  Sincerely,  J. TYLER HAAHR  Chairman of the Board andChief Executive Officer  Meta Financial Group, Inc.and MetaBank  3

 Meta Financial Group // Annual Report 2016  HIGHLIGHTS  Meta entered into a partnership the Bank as regulatory capital to  with H&R Block on October 26, support all growth.2016, to provide up to $1.45 billion  Net income for the fiscal year  30% to $919.5 million during fiscal2016 compared to $706.3 million atSeptember 30, 2015.  (Dollars in Thousands, Except Share and Per Share Data)  AT SEPTEMBER 30 Total assets  Meta Financial Group // Annual Report 2016  FINANCIAL HIGHLIGHTS  2016 2015 2014 2013 2012  $4,006,419 $2,529,705 $2,054,031 $1,691,989 $1,648,898  in Refund Advances for H&RBlock tax preparation customersthroughout the 2017 tax season.H&R Block is the world’s largesttax services provider withapproximately 12,000 company-  ended September, 30, 2016, was$33.2 million, or $3.92 per dilutedshare, compared to $18.1 million,or $2.66 per diluted share for thecomparable prior year period.  Overall cost of funds at Metaaveraged 0.15% during fiscal 2016compared to 0.11% for the prioryear. The Company’s cost of fundsbenefits significantly from non-  Loans receivable, netDeposits  Total annual average depositsShareholders’ equity  Book value per common share outstanding at end of yearTotal equity to assets  919,470 706,255  2,430,082 1,657,534  2,239,904 1,827,113  334,975 271,335  $ 39.30 $ 33.24  8.36% 10.73%  493,007 380,428 326,981  1,366,541 1,315,283 1,379,794  1,533,263 1,395,152 1,214,233  174,802 142,984 145,859  $ 28.33 $ 23.55 $ 26.79  8.51% 8.45% 8.85%  owned and franchise retaillocations.  On November 1, 2016, Metacompleted the acquisition of  substantially all of the assets andcertain liabilities of EPS Financial.EPS Financial is a leading providerof comprehensive tax-related  financial transaction solutionsoffering a one-stop-shop for all taxpreparer financial transactions.  Meta signed a definitive agreementon November 9, 2016, with  privately-held SCS for Meta toacquire substantially all of SCS’s  assets and liabilities relating to itsconsumer tax advance business.SCS primarily provides consumertax advance services through itsproprietary underwriting model  and loan management system. Weanticipate that the acquisition willclose by the end of the first quarterof fiscal year 2017.  The Company announced onAugust 15, 2016 that it completeda public offering of $75 millionof 5.75% fixed-to-floating ratesubordinated debentures dueAugust 15, 2026. Use of proceedsfrom the offering are for generalcorporate purposes, potentialacquisitions and investments in  Card fee income increased $16.0million, or 29% for the year endedSeptember 30, 2016, compared tothe prior year, as a result of growthfrom existing business partners aswell as new business.  Tax product fee income of $23.3million from our payments segmenthelped drive 2016 fiscal yearearnings. This income primarilyconsists of professional tax refund-transfer software fees for servicesused by independent ElectronicRefund Originators (“EROs”)and their customers. To a lesserextent, the growth also includedtax preparer fees for our RefundAdvance product offered to ourRefund Advantage EROs andLiberty Tax franchisees. MFGbegan generating these tax refund-transfer software fees and taxpreparer fees following its purchaseof Refund Advantage in September2015.  MFG’s fiscal 2016 average assetsgrew to $3.02 billion, comparedto $2.32 billion in fiscal 2015, an  increase of 30%. This was driven bynon-interest bearing deposits, loanand investment growth.  MFG loans receivable increased  interest bearing deposits generatedprimarily within its MPS division.  MPS’s fiscal 2016 average depositsincreased by $398.9 million, or  25%, compared to the same periodin 2015, due to growth in existingprepaid card programs and the  addition of new business partners.  Meta’s net interest margin (NIM)increased from 3.03% in fiscal 2015to 3.19% in 2016. This improvementrelates to an improved mix of  interest-earning assets.  Non-performing assets (NPAs) were  0.03% of total assets at September30, 2016, compared to 0.31% at  September 30, 2015.  Tangible book value per commonshare increased by $6.97, or 28%,to $31.57 at September 30, 2016,from $24.60 at September 30,  2015.  Return on average equity (ROE)for the year ended September 30,2016, was 10.80%, compared to  8.83% for the same period in 2015.  Return on average assets (ROAA)for the year ended September30, 2016 was 1.10% compared to  0.78% for the same period in 2015.  FOR THE FISCAL YEAR Net interest income  Non-interest incomeIncome, net of tax  Diluted earnings per share  Return on average assetsReturn on average equityNet interest margin  TOTAL ASSETS  (in thousands)  ‘16 ‘15 ‘14 ‘13  TOTAL REVENUES  (in thousands)  ‘16 ‘15 ‘14 ‘13  $ 77,305  100,770  33,220  $ 3.92  1.10%  10.80%  3.19%  TOTAL LOANS, NET  (in thousands)  ‘12 ‘16 ‘15 ‘14 ‘13  TOTAL NET INCOME  (in thousands)  ‘12 ‘16 ‘15 ‘14 ‘13  $ 59,220 $ 46,262 $ 36,022 $ 33,734  58,174 51,738 55,503 69,574  18,055 15,713 13,418 17,114  $ 2.66 $ 2.53 $ 2.38 $ 4.92  0.78% 0.81% 0.78% 1.22%  8.83% 10.01% 9.36% 18.47%  3.03% 2.80% 2.48% 2.56%  TOTAL AVERAGE DEPOSITS  (in thousands)  ‘12 ‘16 ‘15 ‘14 ‘13 ‘12  ‘12  This summary annual report highlights information contained in MFG’s Form 10-K for the year ended September 30, 2016, and does not contain all of the information you should consider  in making investment decisions with respect to MFG’s common stock. You are urged to read our entire Form 10-K, including the consolidated financial statements and the related notes  and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  4  5

 Meta Financial Group // Annual Report 2016AFS/IBEX  “ We feel like we’re a partof the AFS/IBEX family.  We feel valued.”  Gerri Rougeau  Vice President, HARCO  Family culture is one of the corevalues of HARCO Insurance  Services. Founded in 1969,HARCO has always believedin treating employees and  clients like family. This belief isno doubt one of the reasonsthat HARCO still finds successtoday. The insurance agencycontinues to build momentum,doubling its business in the  last five years through a uniquebusiness strategy of acquisitionof other insurance agencies,  asking for referrals and accountdevelopment within their currentclient base. HARCO is also part ofthe 30 percent of family-ownedbusinesses that have survived  past the first generation. The keyto their momentum is based onstrong family values - values theyshare with AFS/IBEX.  “Service and trust is thecornerstone of our business”said Josh Hargrave, Presidentof HARCO. “We believe in  6  developing and promotingeducation for our employees,which often sets us apart fromour competition. We invest in theirprofessional growth. This allowsus to better protect and serve ourclients”  Merry Jane Eversole, VicePresident of Sales for AFS/IBEX,knows first-hand the expertcustomer service standards thatHARCO delivers on a daily basis.“As a personal policy holder, Iknow they have my best interestsin mind. I want to give mybusiness to a company I believein. I appreciate how they treattheir employees. Their employeesstay with them and feel special.HARCO keeps them vested andthat, in turn, is reflected in howthey approach customer service”  “Our relationship with AFS/IBEX is also a lot like family” saidGerri Rougeau, Vice President ofHARCO. “Everyone in the office  knows Merry Jane and that theycan count on her as a resource.If we’re working on a late nightpresentation, Merry Jane is  right there with us via phone oremail. We consider her a valuablemember of our team. She alwaysmakes us feel like we are her  number one priority”  Other premium financecompanies have called on  HARCO seeking their businessbut HARCO routinely declines.“We have a great relationship  with AFS/IBEX” Josh said. “Theyare great at communicating andkeeping us up to date on industrytrends. Merry Jane visits with  us at least once a month. Sheeducates us and keeps us on theforefront of what’s going on in theindustry and how we can betterserve our clients” Gerri added,“She is our business partner, ourclient and our friend”  From left: Merry Jane Eversole, Josh Hargrave and Gerri Rougeau 7

 Meta Financial Group // Annual Report 2016REFUND ADVANTAGE  “ We want to see our  partners succeed, so weoffer all the tools andassistance we can to help  them meet their goals.”  Alan Lodge  Refund Advantage  Ninety percent of businesses  “The level of customer service  quickly” said Jennifer. “Many of  in the United States are family-  that we provide to our clients  our customers can’t afford to pay  owned according to the Small  is the same we expect from  for their tax preparation up front.  Business Administration, including  our partnership with Refund  Refund Advantage allows us to  Professional Accounting, located  Advantage” said Betty’s daughter,  be flexible with financing options  in Louisville, Ky. But owners  Jennifer. “We feel like partners,  while still helping people get their  Betty and Jennifer Cecil separate  not clients” added Betty.  refunds quickly”  themselves from the competition  with a commitment to efficiency  In response, Alan Lodge, President  Cary Shields, president of  and excellence. It’s rare in the  of the Tax Services division at  Refund Advantage, is invested in  tax preparation industry to see  MetaBank commented, “We care  helping the individual tax offices  a business, with the volume  deeply about our relationships  succeed. “It goes back to a base  of Professional Accounting,  with our customers. It’s important  of customer care. That’s the  maintain low filing-rejection rates,  to us that they feel they can call us  key difference between family-  consistently year-over-year. For  at any time and talk to someone  owned businesses versus the  the Cecils, it’s an indication of a  from Refund Advantage - not a  large chains, where a customer  successful business model driven  call center. That’s what sets us  often loses the personal attention  by their dedication to serve their  apart from others in our industry”  and becomes a statistic. The  customers.  businesses we support are  Professional Accounting  customer-focused. We want  “We want to give every customer  continues to experience growth  to help our individual tax office  the attention they deserve. We  as customers become aware of  clients maintain their customer  do a lot of our work one-on-one  the advantages of working with a  focus and help them provide that  with clients, which is something  local office over a national chain.  care for their customers”  that sets us apart from our  “Refund Advantage allows us to  competitors” said Betty Cecil, who  offer products to our customers  started Professional Accounting  who otherwise wouldn’t be  with her husband in 1976.  able to receive their refunds as  8  From left: Jennifer Cecil, Betty Cecil  9

 Meta Financial Group // Annual Report 2016METBANK RETAIL  “ MetaBank has been on-board  since day one and was critical inthe development of our venue. Weare a place where people makememories. And we take thatresponsibility very seriously.”  Tom Richter  Executive Director, Swiftel Center  The Swiftel Center in Brookings,SD, is an internationally-  recognized venue and in a city ofless than 23,000; this is no easyfeat. Since opening in 2001, theSwiftel Center has been buildingmomentum, setting records andwinning awards for its outstandingstaff and operations. The venue  motto - Midwest hospitality atits best - echoes the values andtraditions of MetaBank.  “To continue our forwardmomentum, I’m looking for staffmembers that are the best atwhat they do” said Tom Richter,Executive Director of the SwiftelCenter. “Having worked with  MetaBank since our venueopened, I’ve recognized that wehire staff with very similar traits.Much like MetaBank, our staff iswhat sets us apart. We all want tomake a difference in people’s livesevery day”  “Longevity is a big part of ourrelationship” added Tim Peters,Brookings Market President for  MetaBank. “We saw the potentialthat the Swiftel Center could bringto Brookings, not just in economicimpact but also improving the  quality of life for its citizens. Whenyou have a facility that can boastof hosting fourteen of the artistsnominated for a 2015 Country  Music Award, you’ve really gotsomething the community cantake pride in”  The partnership betweenMetaBank and the Swiftel Centergoes beyond sponsorship levelsand signage. MetaBank has twoATMs on site and frequentlyselects the center for seminarsand employee events. “MetaBankhas always been a huge advocateof our facility” stated Tom. “Theyunderstand the vision and whatwe can accomplish by partneringtogether”  10  From left: Tim Peters, Jean Engen, Kristina Lankow, Tom Richter  11

 Meta Financial Group // Annual Report 2016OPERATION HOPE  “Operation HOPE focuses on  helping people improve their  financial situations. At times, ourcustomers experience unexpectedfinancial hardships. By partneringwith Operation HOPE we can  better serve our customers byproviding a program to help themthrough these situations.”  Brad HansonPresident of MetaBank and Meta Payment Systems  COMMUNITY IMPACT  Meta Employee Volunteerism  thousand  MetaBank is an active memberof Operation HOPE, a best-in-  regardless of their financialsituation. In October 2015,  cardholders and customers. Theprogram has the potential to  11.5  hours  class provider of financial literacyempowerment for youth, financialcapability for communities, andultimately, financial dignity for  all. Operation HOPE achievesits mission by providing  financial dignity and economicempowerment to over 2.2 millionindividuals worldwide. Thepartnership with Operation HOPEis a natural fit with Meta’s visionto promote financial inclusion foreveryone.  A core value of MetaBank isproviding support and servicesto individuals and businesses  12  MetaBank committed $1 millionto Operation HOPE to develop thefirst ever virtual HOPE Inside@  MetaBank, which includes anOperation HOPE national callcenter and the growing HOPEInside@MetaBank network toprovide financial counseling  service to MetaBank customersand cardholders who are facingfinancial hardships.  To date, MetaBank has invitednearly twenty of our partners andprogram managers to integratethe virtual HOPE Inside@  MetaBank program with their  provide financial education to overone million people. Operation  HOPE delivers its global programsto employees through its HR  service, to young people in theirschools, and to individuals andfamilies in banks, communitycenters, credit unions, hotels,hospitals, grocery stores, andeven shopping centers. HOPEFinancial Well-being counselorsprovide customized financial  advice with the goals ofeducating individuals and  increasing credit scores to thebankable level of 700.  volunteered in 2016  Meta Employee Giving  $129,029.80  in donations in 2016  13

 Meta Financial Group // Annual Report 2016  PAYMENTS  Our Payments segment includes Meta Payment Systems (MPS) and Refund  Our Banking segment includes the Retail Bank and AFS/IBEX.  Meta Financial Group // Annual Report 2016  BANKING  •Premium Finance loans increased  AVERAGE MPSDEPOSIT GROWTH  UP  25%  as of Sept. 30, 2016  CARD FEE INCOMEINCREASE  UP  29%  as of Sept. 30, 2016  AVERAGE LOW-COSTMPS DEPOSIT BALANCES  Advantage (RA).  MPS is an industry leader as one of the top prepaid card issuers in the nation (theNilson Report, July 2016), and has issued more than 600 million prepaid cards  since 2005, over 100 million in 2015 alone. MPS sponsors approximately 65% ofthe “white label” ATM terminals throughout the United States and leads the wayin virtual cards for electronic settlements.  MPS continues to grow its partner base and welcomes a new program managerpartner, Xerox Card Services. We are also proud to announce that we enteredinto multi-year contracts and expanded relationships with Blackhawk Network,Inc., StoneEagle Services, Inc., and Global Cash Card, Inc. MPS will continue toexplore new product and service opportunities to extend financial dignity to theunderbanked population and promote our corporate vision of: financial inclusionfor everyone. We believe MPS will continue to succeed by supporting the  unbanked and underbanked markets.  Our Refund Advantage division operates out of offices in Louisville, Ky. Acquiredin September 2015, Refund Advantage is a leading provider of professional taxrefund-transfer software used by independent Electronic Return Originators  (EROs).  Meta entered into a program partnership with H&R Block to provide up to $1.65billion in Refund Advances for H&R Block tax preparation customers throughoutthe 2017 tax season.  Acquired in November 2016, EPS Financial is a leading provider of comprehensivetax-related financial transaction solutions offering a one-stop shop for all tax  preparer financial transactions. These solutions include a full suite of refundsettlement products, prepaid payroll card solutions and merchant services. OurEPS division operates in Easton, Pa.  On November 9, 2016, Meta entered into an agreement to acquire substantially  The Banking segment had an exceptional year in loan growth,particularly in our commercial real estate, residential mortgage andpremium finance lines of business. The 30% YoY increase was drivenby the number and average amount of loans originated. This notablegrowth was achieved without compromising credit quality.  MetaBank has 10 branches in four markets across S.D. and Iowa, andwe are the cornerstones for the banking services in the communitieswe serve. We offer an array of financial services and products for retail,business and agriculture customers. We are dedicated to providing  exceptional service to our customers.  Through its AFS/IBEX division, MetaBank provides short-term, usuallyfully collateralized, financing to facilitate the commercial customers’purchase of insurance, otherwise known as insurance premium  financing. AFS/IBEX operates out of offices in Dallas, Texas andNewport Beach, Calif. AFS/IBEX is committed to taking care of theneeds of our agents/brokers and customers by investing in the latestcomputer technologies. We like to call it our “High Tech, High Touch”approach to Premium Financing, giving the level of service our clientsdeserve and respect.  $65.1 million, or 61%, to $171.6million at September 30, 2016,  compared to the same period in theprior year.  •Retail Bank total loans increased $146.8 million during the fiscal  year, or 25%, to $737.4 million.Commercial real estate andresidential mortgage loans  increased $112.7 million, or36%, and $37.3 million, or 30%,respectively.  •MetaBank’s non-performing assets were down to 0.03% of total assets  in 2016, compared to 0.31% in2015.  •Retail Bank deposits increased $91.3 million from September 30,  2015, to $299 million at September30, 2016.  (in thousands)  ‘16 ‘15 ‘14 ‘13 ‘12  14  all of the assets and liabilities of SCS. Operating out of its offices in Hurst, Texas,Specialty Consumer Services (“SCS”) primarily provides consumer tax advanceservices through their proprietary underwriting model and loan management  system. Meta announced the SCS acquisition in November 2016 and it isexpected to close in the first quarter of fiscal 2017..  •MPS generated an average of $2 billion in non-interest bearing deposits for the year ended September 30, 2016, compared to an average of $1.6 billion for the  same period in 2015, an increase of 25%.  •Tax product fee income from our Refund Advantage division recorded non- interest income of $23.3 million for the year ended September 30, 2016.  •Card Fee income increased $16 million, or 29%, for the year ended September 30, 2016, compared to September 30, 2015. This increase is primarily due to the  addition of new partners and added business from existing partners.  NON-PERFORMING ASSETS  0.31%  0.16%  0.05%0.05%  0.03%  ‘16 ‘15 ‘14 ‘13 ‘12  LOAN BALANCES - RETAIL BANK  As of 9/30/16  Ag Operating:  Commercial 5%Operating: 4%  Consumer:  3%  Residential  Ag Real Estate: Mortgage:  9% 22%  Commercial & Multi-Family: 57%  15

 Meta Financial Group // Annual Report 2016  COMPANY PROFILE  Meta Financial Group, Inc.® and agricultural depositors and  (NASDAQ Global Market®: CASH), is borrowers.  the holding company for MetaBank®, Meta Payment Systems (MPS)  Refund Advantage, based inLouisville, Ky., provides tax refund-transfer software for Electronic  Annual Meeting of Shareholders  The Annual Meeting of Shareholders willconvene at 1 p.m., on Monday, January 23,2017. The meeting will be held at MetaBank  Meta Financial Group // Annual Report 2016  INVESTOR INFORMATION  Shareholder Services Investor Relations  Shareholders desiring to change the name, Requests for Form 10-K, other inquiries  address or ownership of stock; to report or investor comments are welcome and  lost certificates; or to consolidate accounts should be directed to:  a federally chartered savings bank,Member FDIC. Headquartered in  Sioux Falls, S.D., MetaBank operatesin both the Banking and Paymentsindustries: MetaBank, its traditionalretail banking operation; Meta  Payment Systems, its electronicpayments division; AFS/IBEX,its insurance premium financing  division; and Refund Advantage, itstax refund-transfer software division.  MetaBank, the retail bankingdivision, operates 10 retail branches  is a recognized leader in theprepaid card industry and providesinnovative payment solutionsdelivered nationally in collaborationwith market-leading partners. MPSfocuses on offering specific productsolutions in the following areas:prepaid cards, credit products,electronic funds transfer and ATMsponsorship.  AFS/IBEX provides short-term,collateralized financing to facilitate  Return Originators (EROs) and theircustomers. Their software is used inover 10,000 locations nationwide andprocesses over one million refund-transfers a year.  MetaBank’s vision is to promotefinancial inclusion for everyone™.In 2016, MetaBank was named the#1 Top Growth Bank in the nationout of approximately 7,000 banks inthe country (Bank Director, 2016).  Meta Payment Systems consistentlyranks as one of the top two prepaid  Corporate Services building, 5501 SouthBroadband Lane, Sioux Falls, S.D. Furtherinformation with regard to this meeting canbe found in the proxy statement.  Independent Auditors  KPMG LLP  2500 Ruan Center666 Grand Avenue  Des Moines, IA 50309-2372  should contact the corporation’s transferagent:  Computershare Investor Services211 Quality Circle Suite 210  College Station, TX 77845Telephone: 800.522.6645  Website: https://www-us.computershare.com/investor/Contact/Enquiry  Form 10-K  Copies of the company’s Annual Report onForm 10-K for the year ended September30, 2016 (excluding exhibits thereto), maybe obtained from metafinancialgroup.com.  Brittany Kelley ElsasserInvestor Relations  5501 South Broadband LaneSioux Falls, S.D. 57108  Telephone: 605.362.2423  InvestorRelations@metabank.commetafinancialgroup.com  in four market areas: Central Iowa;Storm Lake, Iowa; Brookings, S.D.;  the purchase of insurance forcommercial property, casualty and  card issuers in the United States andhas the largest “white label” ATM  DIVIDEND AND STOCK MARKET INFORMATION  Meta Financial Group’s common stock  and Sioux Falls, S.D. Based in Sioux  liability risk. Based in Dallas, Texas,  network in the nation.  trades on the NASDAQ Global Select  Market Capitalization  Falls, MetaBank offers traditionalbanking services designed to servethe needs of individual, business  AFS/IBEX originates loans through anetwork of independent insuranceagencies.  META FINANCIAL GROUP, INC  METABANK  Market under the symbol “CASH” Marketcapitalization increased $175.6 million  or 51.5% from September 30, 2015 toSeptember 30, 2016. Shares outstandingincreased from 8,163,022 to 8,523,641with share price increasing from $41.77to $60.61 at September 30, 2015 and  September 30, 2016, respectively.  SHARES SHARE MARKET  OUTSTANDING PRICE CAPITALIZATION  9/30/2015 8,163,022 $41.77 $340,969,428.94  9/30/2016 8,523,641 $60.61 $516,617,881.01  Percentage Growth 4.42% 45.10% 51.51%  Comparison of 5 Year Cumulative Total Return  Assumes Initial Investment of $100 September 2016  400.00  BANKING  RETAIL BANK AFS/IBEX  Forward-Looking Statements  PAYMENTS  META PAYMENT SYSTEMS REFUND ADVANTAGE  Market Makers for Meta Financial Group(NASDAQ: CASH) as of September 30, 2016:  Sandler O’Neill + Partners, L.P.Raymond James  Keefe, Bruyette & Woods, Inc.FBR Capital Markets & Co.  Morgan Stanley & Co. LLC  350.00  300.00  250.00  200.00  150.00  MFG from time to time may make written or oral “forward-looking statements” including statements contained in its filings with the Securities andExchange Commission (“SEC”), in its reports to shareholders, in this summary annual report and in other communications by the Company, which aremade in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identifyforward-looking statements by words such as “may” “hope” “will” “should” “expect” “plan” “anticipate” “intend” “believe” “estimate” “predict”“potential” “continue” “could” “future” or the negative of those terms or other words of similar meaning. You should read statements that containthese words carefully, because they discuss our future expectations or state other “forward-looking” information. These forward-looking statementsinclude statements with respect to the Company’s beliefs, expectations, estimates and intentions that are subject to significant risks and uncertainties,and are subject to change based on various factors, some of which are beyond the Company’s control. Discussions of factors affecting the Company’sbusiness and prospects are contained in the Company’s periodic filings with the SEC. The Company expressly disclaims any intent or obligation toupdate any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or its subsidiaries.  16  UBS Securities LLC  Merill Lynch, Pierce, FennerGoldman, Sachs & Co.  Citadel Securities LLCKCG Americas LLC  100.00  50.00  0.00  2011 2012  Meta Financial Group, Inc.  2013 2014 2015 2016  NASDAQ Composite Index NASDAQ ABA Community Bank Index  17

 Meta Financial Group // Annual Report 2016  CORPORATE LEADERSHIP  BOARD OF DIRECTORS  SENIOR OFFICERS cont.  J. Tyler Haahr  Elizabeth G. Hoople  Becky S. Shulman  Linda Loof  Jeanni Stahl  Chairman of the Board and  Consultant and Retired Senior Vice  Chief Financial Officer and Chief  Senior Vice President,  Senior Vice President,  Chief Executive Officer  President of Marketing  Operations Officer  Strategic Accounts  Chief Risk Officer and Chief  Meta Financial Group Inc. and  Wells Fargo  Card Compliant, LLC  Compliance Officer  MetaBank  Beth Ormseth  Frederick V. Moore  Kendall E. Stork  Senior Vice President,  Ian Stromberg  Brad C. Hanson  Vice Chairman of the Board and  Retired President  FIU/EFT Operations  Senior Vice President,  President  Lead Director, Meta Financial  Citibank SD, NA and Sioux Falls  Human Resources and  Meta Financial Group Inc.,  Group Inc. and MetaBank,  Site President  Steven Patterson  Properties  MetaBank and Meta Payment  President of Buena Vista University  Chief Lending Officer and  Systems  President,  Sonja Theisen  Rodney G. Muilenburg  Central Iowa Market  Senior Vice President,  Douglas J. Hajek  Retired Dairy Specialist Manager,  Chief Accounting Officer  Partner at Davenport, Evans,  Purina Mills, Inc.; Retired  Timothy Peters  Hurwitz & Smith, LLP  Consultant, TransOva Genetics  President,  Kathryn M. Thorson  Dairy Division and Retired Director  Brookings Market  President,  of Sales and Marketing  Sioux Empire Market  TransOva Genetics  Donald Rogers  Head of Operations,  Scott Van Horssen  AFS/IBEX  Senior Vice President,  Treasurer  SENIOR OFFICERS  Grant Rogers  Senior Vice President,  Ronald Van Zanten  J. Tyler Haahr  Whitney Bright  John Holsan  Business Development and Sales  Senior Vice President,  Chief Executive Officer  Senior Vice President,  President,  Data Management and  Client Relations  AFS/IBEX  Scott Scovel  Business Intelligence  Brad C. Hanson  Senior Product Portfolio Manager,  President  Connie Burrer  Barbara Koopman  MPS  Jennifer Warren  Senior Vice President,  Senior Vice President,  Senior Vice President,  Glen Herrick  Enterprise Project  Retail Bank Operations  Eric Sepci  Chief Audit Executive  Executive Vice President,  Management  National Sales Manager,  Chief Financial Officer  AFS/IBEX  Jon W. Wilcke  Jeffrey Gednalske  Troy Larson  President,  Cynthia Smith  Senior Vice President,  Senior Vice President,  Cary Shields  Northwest Iowa Market  Executive Vice President and  General Counsel  Chief Technology Officer  President,  Chief Operating Officer  Refund Advantage  John Hagy  Alan Lodge  Head of Government and  President,  Industry Relations  Tax Services Division  18  19

 Meta Financial Group // Annual Report 2016LOCATIONS  META FINANCIAL GROUP  metafinancialgroup.com  5501 South Broadband LaneSioux Falls, SD 57108  605.361.4347  866.550.6382605.338.0604 fax  META PAYMENT SYSTEMS  metapay.com  5501 South Broadband LaneSioux Falls, SD 57108  605.361.4347  866.550.6382605.338.0604 fax  AFS/IBEX  afsibex.com  750 North Saint Paul StreetSuite 1500  Dallas, TX 75201800.299.5626  214.954.0537 fax  4100 Newport Place Dr. #670Newport Beach, CA 92660  REFUND ADVANTAGE  refund-advantage.com  9000 Wessex Pl, Ste. 101Louisville, KY 40222  800.967.4934  877.559.0558 fax  20  METABANK  metabank.com  CENTRAL IOWA MARKET  Highland Park  3624 Sixth AvenueDes Moines, IA 50313515.288.4866  515.288.3104 fax  Ingersoll  3455 Ingersoll AvenueDes Moines, IA 50312515.274.9674  515.274.9675 fax  Urbandale  4848 86th StreetUrbandale, IA 50322515.309.9800  515.309.9801 fax  West Des Moines3448 Westown ParkwayWest Des Moines, IA 50266515.226.8474  515.226.8475 fax  NORTHWEST IOWA MARKET  Storm Lake Main Office121 East Fifth Street  Storm Lake, IA 50588712.732.4117  712.749.7502 fax  Storm Lake Plaza  1413 North Lake AvenueStorm Lake, IA 50588712.732.6655  712.732.7924 fax  BROOKINGS MARKET  Brookings Main Office600 Main Avenue  Brookings, SD 57006605.692.2314  605.692.7059 fax  SIOUX EMPIRE MARKET  Sioux Falls Main Office4900 South Western AvenueSioux Falls, SD 57108  605.338.0059  605.338.0155 fax  South Minnesota Avenue2500 South Minnesota AvenueSioux Falls, SD 57105  605.977.7500605.977.7501 fax  West 12th Street2104 West 12th StreetSioux Falls, SD 57104605.336.8900  605.336.8901 fax  21

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